Exhibit (a)(12)

Midwest Air Group, Inc.

6744 South Howell Avenue

Oak Creek, Wisconsin 53154-1402

414-570-4000

www.midwestairlines.com

Traded: AMEX (MEH)

Media Inquiries: Carol Skornicka, 414-570-3980 (o), 414-303-6516 (c) or Carol.Skornicka@midwestairlines.com

Analyst/Investor Inquiries: Dennis O’Reilly, 414-570-3954 (o) or Dennis.O’Reilly@midwestairlines.com

FOR IMMEDIATE RELEASE

February 14, 2007

WISCONSIN LEADERS STAND FIRM BEHIND MIDWEST AIRLINES

Milwaukee, Wisconsin, February 14, 2007 – Midwest Airlines, Inc. (AMEX: MEH) today thanked its customers as well as Wisconsin elected officials, leaders and community members for their continued expressions of support for Midwest in response to the unsolicited exchange offer made by AirTran Holdings, Inc. (NYSE: AAI).

In particular, the company noted the advertisement in today’s Milwaukee Journal Sentinel, “It’s Time to Make a Stand for Our Hometown Airline,” which includes the support of U.S. Senators Herb Kohl and Russ Feingold, Wisconsin Governor Jim Doyle, Milwaukee Mayor Tom Barrett and Milwaukee County Executive Scott Walker. In addition, every member of Wisconsin’s eight-person U.S. congressional delegation supported the ad, as did the Greater Milwaukee Committee and the Metropolitan Milwaukee Association of Commerce. The ad is also posted on http://www.wispolitics.com/1006/070212MidwestAd.pdf.

“This ad is confirmation of the importance of Midwest Airlines to the citizens of Wisconsin,” said Timothy E. Hoeksema, chairman and chief executive officer. “We are enormously grateful for their high level of trust and outpouring of support.”

Midwest’s board of directors has previously urged Midwest shareholders to reject AirTran’s offer as inadequate, saying that it does not fully reflect the long-term value of Midwest’s strategic plan. In coming to this decision, Midwest’s board cited the company’s strong operating performance in 2006 as clear evidence of the strength of the strategic plan. Achievements in 2006 include:

•

Traffic growth of 21.5%, unit revenue growth of 12.5% and yield improvement of 5.4%. This strong revenue performance, combined with Midwest’s successful cost-reduction efforts, generated a $66 million improvement in operating income for 2006 compared with 2005.

•

Growth in Midwest’s stock price, which was up 61% in 2006 prior to the public disclosure of the AirTran proposal.

•

A series of recent initiatives that the board believes will provide the foundation for profitable growth in 2007 and beyond. These include the establishment of a new regional flying agreement with SkyWest Airlines, the decision to put two additional MD-80s into service in mid-2007, and the decision to hedge substantially all of the unhedged balance of Midwest’s 2007 fuel requirements.

-MORE-

Midwest also noted its strong January performance numbers, which the company released Monday. Compared with January 2006, a 14.1% increase in traffic outpaced a 7.6% increase in capacity at the group level, resulting in a 3.8 percentage point increase in load factor – among industry leaders for the month. Revenue per total available seat mile increased 5.6% in the month.

Midwest Airlines features jet service throughout the United States, including Milwaukee’s most daily nonstop flights and best schedule to major destinations. Catering primarily to business travelers and discerning leisure travelers, the airline earned its reputation as “The best care in the air” by providing passengers with impeccable service and onboard amenities at competitive fares. Skyway Airlines, Inc. – Midwest’s wholly owned subsidiary – operates as Midwest Connect and offers connections to Midwest Airlines as well as point-to-point service between select markets on regional jet and turboprop aircraft. Together, the airlines offer service to 49 cities. More information is available at http://www.midwestairlines.com.

This news release contains forward-looking statements about the results expected under the company’s strategic plan and that otherwise may state the company’s or management’s intentions, hopes, beliefs, expectations or predictions for the future. Words such as “projecting,” “expect,” “anticipate,” “believe,” “estimate,” “goal,” “plan,” “objective” or similar words are intended to identify forward-looking statements. It is important to note that the company’s actual results could differ materially from the projected results contained in these forward-looking statements. Factors that may cause such a difference to occur include, but are not limited to, fees and expenses incurred in connection with AirTran’s unsolicited exchange offer and the risk factors described in “Item 1A. Risk Factors” in the company’s “Annual Report on Form 10-K” for the year ended December 31, 2005.

Important Additional Information

Midwest has filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and amendments thereto regarding AirTran’s exchange offer, which sets forth the reasons for the board’s recommendation and related information.

Photo Caption: In a full-page ad in the February 14, 2007 edition of the Milwaukee Journal Sentinel, Wisconsin’s elected officials and community organizations expressed their support for Midwest Airlines in response to the unsolicited exchange offer made by AirTran Holdings, Inc.

###